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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-I/A
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              EMERITUS CORPORATION
                       (Name of Subject Company (Issuer))

                              EMERITUS CORPORATION
                      (Names of Filing Persons (Offerors))

          OPTIONS UNDER EMERITUS CORPORATION AMENDED AND RESTATED 1995
   STOCK INCENTIVE PLAN TO PURCHASE COMMON STOCK, PAR VALUE $.0001 PER SHARE,
                             HELD BY OPTION HOLDERS
                         (Title of Class of Securities)

                                   291005-10-6
                      (CUSIP Number of Class of Securities)
                               (Underlying Class)

                              RAYMOND R. BRANDSTROM
               VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
                              EMERITUS CORPORATION
                         3131 ELLIOTT AVENUE, SUITE 500
                            SEATTLE, WASHINGTON 98121
                                 (206) 298-2909
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)


                                    COPY TO:
                                  J. SUE MORGAN
                                PERKINS COIE LLP
                          1201 THIRD AVENUE, 48TH FLOOR
                            SEATTLE, WASHINGTON 98101
                                 (206) 583-8888

                                  JUNE 11, 2001

                            CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                AMOUNT OF FILING FEE
              $23,629                               $4.73

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        * For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 1,195,083 shares of common stock, par value $.0001 per share of Emeritus Corporation, having an aggregate value of $23,629 as of March 31, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:  $4.73       Form or Registration No.: TO-I

             Filing Party: Emeritus Corporation   Date Filed: May 9, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]  third-party tender offer subject to Rule 14d-1.

        [X]  issuer tender-offer subject to Rule 13e-4.

        [ ]  going private transaction subject to Rule 13e-3.

        [ ]  amendment to Schedule 13D under Rule 13d-2.


        Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed May 9, 2001, to report the results of the offer by Emeritus Corporation (the "Company") to exchange all options held by current employees of the Company or its subsidiaries, which are outstanding under the Company's Amended and Restated 1995 Stock Incentive Plan ("Stock Incentive Plan") to purchase shares of our common stock, par value $.0001, for new options that will be granted under the Stock Incentive Plan, upon the terms and subject to the conditions in the Offer to Exchange and the related Election Form, as amended, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

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ITEM 4.

        Item 4 of the Schedule TO is hearby amended and supplemented as follows:

        The Offer expired at 5 p.m. Pacific Standard Time on June 7, 2001. The Company has accepted for exchange options to purchase 1,179,583 shares of our common stock, representing approximately 99% of the options that were eligible to be tendered in the Offer. Upon the terms and subject to the conditions of the Offer, we will grant options to purchase an aggregate of 1,179,583 shares of our common stock in exchange for such tendered options. The Company promptly will send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(D) as previously filed, indicating the number of shares of common stock subject to such holder's options that have been accepted for exchange, the corresponding number of shares of common stock that will be subject to the options that will be granted to such holder and the expected grant date of the new options.


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2001

                             EMERITUS CORPORATION

                             By:           /s/ Raymond R. Brandstrom
                                    --------------------------------------------
                                    Raymond R. Brandstrom
                                    Vice President, Finance and
                                    Chief Financial Officer



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